    As filed with the Securities and Exchange Commission on October 14, 1997


                                                      Registration No. 333-34209
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                          PRE-EFFECTIVE AMENDMENT NO. 2

                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             TECHNICLONE CORPORATION
             (Exact name of registrant as specified in its charter)

            Delaware                                    95-3698422
  (State or other jurisdiction of                    (I.R.S. Employer
  incorporation or organization)                    Identification No.)

       14282 Franklin Avenue, Tustin California 92780-7017 (714) 838-0500
                   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  Lon H. Stone
                             TECHNICLONE CORPORATION
               14282 Franklin Avenue, Tustin California 92780-7017
                                 (714) 838-0500
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                               R.C. Shepard, Esq.
          Stradling, Yocca, Carlson & Rauth, a Professional Corporation
                      660 Newport Center Drive, Suite 1600
                         Newport Beach, California 92660

                                 ---------------

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

                                 ---------------

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

=============================================================================================================
                                                     Proposed Maximum    Proposed Maximum
    Title of Each Class             Amount to be      Offering Price    Aggregate Offering       Amount of
of Securities to be Registered     Registered (1)      Per Share(2)          Price(2)        Registration Fee
-------------------------------------------------------------------------------------------------------------
Common Stock ($.001 par value)..  9,000,000 shares        $3.9375          $35,437,500          $10,738.64*
=============================================================================================================

(1) The number of shares of Common Stock registered hereunder represents the Company's good faith estimate of the number of shares which may be issued upon conversion of the Company's 5% Adjustable Convertible Class C Preferred Stock (the "Class C Preferred Stock") or upon exercise of the Warrants, as the case may be. Pursuant to Rule 416, this Registration Statement also covers an indeterminate number of additional shares of Common Stock which may become issuable upon conversion of the Preferred Stock by reason of reductions of the conversion price, in accordance with the terms of the Certificate of Designation of 5% Adjustable Convertible Class C Preferred Stock (the "Certificate of Designation").

(2) In accordance with Rule 457(c), the aggregate offering price of 9,000,000 shares of Common Stock registered hereby which would be issued upon the conversion of the shares of the Class C Preferred Stock and exercise of Warrants as provided in the Certificate of Designation, the aggregate offering price is estimated solely for purposes of calculating the registration fee, as determined in accordance with Rule 457(c), using the closing price reported by the Nasdaq SmallCap Market for the Common Stock on August 20, 1997 which was $3.9375 per share.

*    Previously Paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

PROSPECTUS

                             TECHNICLONE CORPORATION

         This Prospectus relates to the offer and sale of 9,000,000 shares of Common Stock, par value $.001 per share ("Common Stock"), of Techniclone Corporation (the "Company" or "Techniclone"), which may be offered hereby from time to time by the selling stockholders named herein (the "Selling Stockholders") for their own benefit. The Selling Stockholders hold 12,000 shares of 5% Adjustable Convertible Class C Preferred Stock ("Class C Preferred Stock") issued on April 25, 1997, by the Company for an aggregate purchase price of $12,000,000. The shares of Class C Preferred Stock are convertible into shares of the Company's Common Stock. In connection with the sale of shares of Class C Preferred Stock to the Selling Stockholders, the placement agent was issued warrants to purchase 1,200 shares of Class C Preferred Stock for $1,200,000 ("Placement Agent Warrants"). The Certificate of Designation of 5% Adjustable Convertible Class C Preferred Stock ("Certificate of Designation") provides that a 5% dividend will be paid on the original purchase price. The dividend is payable quarterly in shares of Class C Preferred Stock or, at the option of the Company, in cash. The shares of Class C Preferred Stock paid as a dividend may be converted into shares of the Company's Common Stock on the same terms as the other shares of the Class C Preferred Stock. When the placement agent exercises the Warrants to purchase shares of Class C Preferred Stock, such shares will be convertible into Common Stock and Conversion Warrants (as defined below) on the same terms as all other shares of Class C Preferred Stock. Pursuant to the terms and subject to the limitations and conditions set forth in the Certificate of Designation, a share of the Class C Preferred Stock is convertible into shares of the Company's Common Stock (the "Conversion Shares") and stock warrants ("Conversion Warrants") to purchase an amount of the Company's Common Stock equal to 25% of the number of Conversion Shares issued (the "Warrant Shares"), at 110% of the Conversion Price (as defined below). The Warrant Shares and the Conversion Shares are sometimes referred to herein as "Registrable Shares." From time to time, each Selling Stockholder may convert all or a portion of such Selling Stockholder's shares of Class C Preferred Stock into shares of the Company's Common Stock and Conversion Warrants.

         The shares of Class C Preferred Stock will be converted into shares of Common Stock at a discount from the average of the lowest market trading price for the five days preceding conversion ("Conversion Price"). The Selling Stockholders may begin converting the shares of Class C Preferred Stock on September 25, 1997. If any shares of Class C Preferred Stock are converted on or after September 25, 1997 but prior to November 25, 1997, the discount from Market Price is 0.0%, if any shares of Class C Preferred Stock are converted on or after November 25, 1997 but prior to January 25, 1998, the discount from Market Price is 13%, if any shares of Class C Preferred Stock are converted on or after January 25, 1998, but prior to March 25, 1998, the discount from Market Price is 20%, if any shares of Class C Preferred Stock are converted on or after March 25, 1998, but prior to May 25, 1998, the discount from Market Price is 22.5%, if any shares of Class C Preferred Stock are converted on or after May 25, 1998, but prior to July 25, 1998, the discount from Market Price is 25%, and if any shares of Class C Preferred Stock are converted on or after July 25, 1998, the discount from Market Price is 27%.

         At any date prior to March 24, 1998, the Conversion Price for the Class C Preferred Stock will be the discount, as set forth in the preceding paragraph, from lowest market trading price for the five days preceding conversion. At any date after March 24, 1998, the Conversion Price shall be the lower of (i) the Conversion Price calculated in accordance with the paragraph set forth above, or
(ii) the average of the closing price of the Common Stock for the thirty (30) trading days including and immediately preceding March 24, 1998 (such average being the "Conversion Cap").

         All of the Conversion Shares and Warrant Shares issued or which are issuable by the Company are Registrable Shares.

         Information regarding the Selling Stockholders is set forth in "Selling Stockholders" and "Plan of Distribution".

         The distribution of the shares of Common Stock offered hereby may be effected from time to time in one or more transactions. All or a portion of the Common Stock offered by this Prospectus may be offered for sale, from time to time, by the Selling Stockholders, or by permitted transferees or successors of the Selling Stockholders, in private or negotiated transactions, in open market transactions on the National Association of Securities Dealers Automated Quotation SmallCap Market ("Nasdaq"), or on one or more exchanges or otherwise, or a combination of these methods, at prices and terms then obtainable, at fixed prices, at prices then prevailing at the time of sale, at prices related to such prevailing prices, or at negotiated prices, or otherwise. The shares of Common stock offered hereby may be sold by one or more of the following: (i) through underwriters; (ii) through dealers or agents (which may include underwriters) including: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares of Common Stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer and resale by such broker or dealer as a principal for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and (d) transactions in which the broker solicits purchasers; or (iii) directly to one or more purchasers. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders. Concurrently with sales under this Prospectus, the Selling Stockholders may effect other sales of Common Stock or Shares under Rule 144 or other exempt resale transactions. Selling Stockholders and any underwriters, dealers, brokers, or agents executing selling orders on behalf of the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which event commissions received by such persons may be deemed to be underwriting commission under the Securities Act.

         SEE "RISK FACTORS," COMMENCING ON PAGE 6, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY INVESTORS.

         The Company will not receive any part of the proceeds from the sale of Common Stock. See "Use of Proceeds." The Selling Stockholders and intermediaries through whom such securities are sold may be deemed "underwriters" within the meaning of the Securities Act, in which event commissions received by such broker may be deemed to be underwriting commissions under the Securities Act.

         All expenses of the registration of securities covered by this Prospectus are to be borne by the Company, except that the Selling Stockholders will pay any applicable underwriters' commissions and expenses, brokerage fees or transfer taxes.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.


The Common Stock of the Company is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is listed on the Nasdaq SmallCap Market under the symbol "TCLN." On October 10, 1997, the last reported sale price of the Company's Common Stock on the Nasdaq SmallCap Market was $2.75.


                             ---------------------


                The date of this Prospectus is October 14, 1997.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Available Information  .....................................................  4
Incorporation of Certain Documents by Reference  ...........................  5
The Company  ...............................................................  5
Risk Factors................................................................  6
Use of Proceeds  ........................................................... 16
Description of Securities  ................................................. 16
Selling Stockholders  ...................................................... 19
Plan of Distribution  ...................................................... 20
Legal Matters  ............................................................. 20
Experts  ................................................................... 20
Indemnification of Directors and Officers  ................................. 20

         No person is authorized to give any information or to make any representations, other than those contained or incorporated by reference in this Prospectus, in connection with the offering described herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholders or any underwriters, brokers or agents. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities by any person in any jurisdiction in which it is unlawful for such person to make such offer, solicitation or sale. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time subsequent to the date hereof.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Exchange Act of 1934 and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, Chicago, Illinois 60606 and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may be obtained electronically by visiting the Commission's web site on the Internet at http://www.sec.gov. The Common Stock of the Company is traded on the Nasdaq SmallCap Market. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., at 1735 K Street, N.W., Washington D.C. 20006.

         This Prospectus does not contain all of the information set forth in the Registration Statement of which this Prospectus is a part and which the Company has filed with the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof, copies of which can be inspected at, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above. Additional updating information with respect to the Company may be provided in the future by means of appendices or supplements to this Prospectus.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The documents listed below have been filed by the Company with the Commission under the Exchange Act and are incorporated by reference herein:


        a. The Company's Annual Report on Form 10-K for the fiscal year ended April 30, 1997, filed with the Commission on July 29, 1997, as amended by Form 10-K/A Amendment No. 1 to the Annual Report filed with the Commission on October 2, 1997 and Form 10-K/A Amendment No. 2 to Annual Report filed with the Commission on October 14, 1997.



        b. The Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1997, filed with the Commission on September 15, 1997, as amended by Form 10-Q/A Amendment No. 1 to the Quarterly Report filed with the Commission on October 2, 1997.



        c. A Current Report on Form 8-K filed with the Commission on May 12, 1997, as amended by Form 8-K/A Amendment No. 1 to the 8-K as filed with the Commission on October 2, 1997 and Form 8-K/A Amendment No. 2 to the 8-K as filed with the Commission on October 14, 1997


        d. The description of the Company's Common Stock contained in the Company's Registration Statement on From 8-A and Form 8-B Registration of Successor Issuers filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

        e. All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the Company's fiscal year ended April 30, 1997.

        All documents filed by the Company pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which reregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Techniclone Corporation, Attention: William V. Moding, Chief Financial Officer and Secretary, 14282 Franklin Avenue, Tustin California 92780-7017, telephone number (714) 838-0500.

                                   THE COMPANY

        Techniclone Corporation was incorporated in the State of Delaware on September 25, 1996. On March 24, 1997, Techniclone International Corporation, a California corporation, was merged with and into Techniclone Corporation. The merger was effected for the purpose of effecting a change in the Company's state of incorporation from California to Delaware. Unless the context otherwise requires, references to the "Company" herein includes Techniclone Corporation, its predecessor Techniclone International Corporation, its former subsidiary Cancer Biologics, Inc. (which was merged into the company on June 26, 1994) and its wholly owned subsidiary Peregrine Pharmaceuticals, Inc. The principal executive offices of the Company are located at 14282 Franklin Avenue, Tustin, California 92780-7017. The Company's telephone number is
(714) 838-0500, and the Company's address on the World Wide Web is http://www.techniclone.com.

         The Company is engaged in the research and development of new technologies which can be utilized in the production of monoclonal antibodies and the production of specific monoclonal antibodies with prospective diagnostic and therapeutic applications. To date, the Company has been primarily engaged in the research, development and production of mouse and chimeric hybridoma cell lines and in the manufacture of monoclonal antibodies derived from these cell lines for in vivo therapeutic purposes. Products that appear to have commercial viability include (i) anti-lymphoma antibodies, LYM-1 and LYM-2 (collectively the "LYM Antibodies") and (ii) three advanced monoclonal antibody technologies for collateral targeting of solid tumors, Tumor Necrosis Therapy (TNT), Vascular Targeting Agents (VTA), and Vasopermeation Enhancement Agents (VEA).

         The Company holds an exclusive world-wide license to manufacture and market products using the LYM Antibodies. In clinical studies conducted at the University of California at Davis, over fifty patients with B-cell lymphoma were treated with LYM-1 linked to Iodine-131 (I131). A significant number of these patients had significant clinical responses including patients showing complete and durable responses. The side effects experienced by these patients were minimal and the toxicities, including bone marrow suppression, that normally accompany cancer treatment with conventional therapeutic radioisotopes were all clinically manageable.

         The Company has begun Phase II/III testing in multi-center clinical trials of the LYM-1 Antibody (Oncolym(TM)) in late stage Non-Hodgkins lymphoma patients. The clinical trials are being sponsored by the Company's marketing partner, Alpha Therapeutic Corporation ("Alpha"), a wholly-owned subsidiary of Green Cross Corporation. The clinical trials are currently being held at participating medical centers including M.D. Anderson, The Cleveland Clinic, Cornell University (N.Y.C.), George Washington University and the University of Cincinnati. Following the completion of the clinical trials, the Company expects Alpha to file an application with the FDA to market LYM-1 (Oncolym(TM)) in the United States.

                                  RISK FACTORS

         The following factors should be considered carefully in evaluating the Company and its business before making an investment in the Common Stock offered hereby, together with all of the other information set forth or incorporated by reference in this Prospectus.

         FLUCTUATION OF FUTURE OPERATING RESULTS. Future operating results may be impacted by a number of factors that could cause actual results to differ materially from those stated herein. These factors include worldwide economic and political conditions and industry specific factors. If the Company is to remain competitive and to timely develop and produce commercially viable products at competitive prices in a timely manner, it must maintain access to external financing sources until it can generate revenue from licensing transactions or sales of products. The Company's ability to obtain financing and to manage its expenses and cash depletion rate (the "burn rate") is the key to the Company's continued development of product candidates and the completion of ongoing clinical trials. The Company expects that its burn rate will vary substantially on a quarter to quarter basis as it funds non-recurring items associated with clinical trials, product development, executive search firm fees and various consulting fees. The Company has limited experience with clinical trials and if the Company encounters unexpected difficulties with its operation or clinical trials, it may have to expend additional funds which would increase its burn rate.

         EARLY STAGE OF DEVELOPMENT. Since its inception, the Company has been engaged in the development of drugs and related therapies for the treatment of people with cancer. The Company's product candidates are generally in early stages of development, with only one product candidate in a clinical trial. Revenues from product sales have been insignificant and throughout the Company's history there have been minimal revenues from product royalties. Additionally, product candidates resulting from the Company's research and development efforts, if any, are not expected to be available commercially for at least the next year. No assurance can be given that the Company's product development efforts, including clinical trials, will be successful, that required regulatory approvals for the indications being studied can be obtained, that its product candidates can be manufactured at acceptable cost and with appropriate quality or that any approved products can be successfully marketed.


         NEED FOR ADDITIONAL CAPITAL. At July 31, 1997, the Company had approximately $10,461,000 in cash, and cash equivalents and short-term investments. The Company currently has commitments to expend approximately $500,000 for building improvements, equipment, furniture and fixtures. The Company expects these expenditures to increase in the future as the Company's scale up for pilot production continues. The Company has experienced negative cash flows from operations since its inception and expects the negative cash flow from operations to continue for the foreseeable future. Whether or not the Company becomes more active in managing the LYM-1 (Oncolym(TM)) clinical trial, the Company expects that the monthly negative cash flow will increase as a result of increased activities in connection with the Phase II/III clinical trials for LYM-1 (Oncolym(TM)) and as a result of significantly increased research, development and clinical trial costs associated with the Company's other products, including Tumor Necrosis Therapy ("TNT") and Vascular Targeting Agents ("VTA"). As a result of the increased expenditure of funds, the Company believes that it will be necessary for the Company to raise additional capital to sustain research and development and provide for future clinical trials. The Company must raise additional equity funds in order to continue its operations until it is able to generate sufficient additional revenue from the sale and/or licensing of its products. There can be no assurance that the Company will be successful in raising such funds on terms acceptable to it, or at all, or that sufficient additional capital will be raised to complete the research and development of the Company's additional product candidates. The Company is discussing the possibility of raising additional funds with various investment banking firms and private investors, but as of October 14, 1997, the Company had not entered into any firm commitments for additional funds. If the initial results from the Phase II/III clinical trials of LYM-1 (Oncolym(TM)) are poor, then management believes that such results will have a material adverse effect upon the Company's ability to raise additional capital, which will affect the Company's ability to continue a full-scale research and development effort for its antibody technologies. The Company's future success is highly dependent upon its continued access to sources of financing which it believes are necessary for the continued growth of the Company. If the Company is unable to maintain access to its existing financing sources, or obtain other sources of financing there would be a material adverse effect on the Company's business, financial position and results of operations.


         To conduct clinical trials on a timely basis, obtain regulatory approval and be commercially successful, the Company must be able to scale up its manufacture processes and facilities and ensure compliance with regulatory requirements of its product candidates, either directly or through third parties, so that such product candidates can be manufactured in a pilot product run and ultimately in commercial quantities. Although the Company has produced its product candidates in the laboratory and in limited clinical runs, the Company has not scaled up its production process to manufacture pilot production runs. As the Company's first product, LYM-1 (Oncolym(TM)) moves closer to finishing the clinical trial process for FDA approval, the Company must scale its production process to pilot production levels so that it or a contract manufacturer can produce the product in commercial quantities. To meet FDA requirements, the Company's manufacturing process must be scaleable. The Company anticipates that the scale up of its LYM-1 (Oncolym(TM)) product to pilot production will cost at least two million dollars and that, if the Company were to commercially manufacture the product, it will have to expend an additional six to ten million dollars to build and validate a production facility which complies with "current good manufacturing practices" ("CGMP"). Accordingly, once the Company's scale up to pilot production is complete, the Company believes it can successfully negotiate an agreement with a contract manufacturer to have LYM-1 (Oncolym(TM)) produced on a "per run basis" thereby deferring or eliminating the significant expenditure (six to ten million dollars) which it estimates is required to build and validate a CGMP production facility. The Company anticipates that production of its products in commercial quantities will create technical and financial challenges for the Company. The Company has limited manufacturing experience, and no assurance can be given as to the ultimate performance of the Company's ability to scale its manufacturing, the suitability of the Company's present facility for pilot production or commercial production, the Company's ability to make a successful transition to commercial production or the Company's ability to reach an acceptable agreement with a contract manufacturer to produce LYM-1 (Oncolym(TM)) or the Company's other product candidates in clinical or commercial quantities. The failure of the Company to scale its manufacturing for pilot or commercial production or to obtain a contract manufacturer could have a material adverse effect on the Company's business, financial position and results of operations.

         ANTICIPATED FUTURE LOSSES. The Company has experienced significant losses since inception. As of July 31, 1997, the Company's accumulated deficit was approximately $60,784,000. The Company expects to incur significant additional operating losses in the future and expects cumulative losses to increase substantially due to expanded research and development efforts, preclinical studies and clinical trials and development of manufacturing, marketing and sales capabilities. The Company expects that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. All of the Company's products are in development, preclinical studies or clinical trials, and significant revenues have not been generated from product sales. To achieve and sustain profitable operations, the Company, alone or with others, must successfully develop, obtain regulatory approval for, manufacture, introduce, market and sell its products. The time frame necessary to achieve market success is long and uncertain. The Company does not expect to generate significant product revenues for at least the next few years. There can be no assurance that the Company will ever generate significant product revenues which are sufficient to become profitable or to sustain profitability.

         SHARES ELIGIBLE FOR FUTURE SALE; DILUTION; CONTROL. A precipitous decline in the market price of the Company's Common Stock may lead to very substantial dilution to current holders of Common Stock. Both the Class B Convertible Preferred Stock ("Class B Preferred Stock") and the Class C Preferred Stock provide that the conversion of such shares of preferred stock into shares of the Company's Common Stock issued or issuable shall be at the lower of a conversion cap or a conversion price indexed to the market price of the Common Stock at the time of conversion. On conversion of the Class B Preferred Stock and the Class C Preferred Stock, all of such shares of Common Stock which are issued may be freely tradable. Sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price of the Common Stock and, depending upon the then current market price of the Common Stock, increase the risks associated with the possible conversion of the Preferred Stock.

         If all of the outstanding shares of Class B Preferred Stock and the Class C Preferred Stock are converted on the last day that they may be converted, and all outstanding warrants are exercised and converted prior to their expiration then, assuming the Company's Common Stock has a stock price of $3.9375 on the date of such conversion, approximately 8,411,000 additional shares of Common Stock could become freely tradable without restriction under the Securities Act. Of the 8,411,000 shares, 7,212,000 will be issued on the conversion of the Class C Preferred Stock and Warrants and 1,199,000 shares of the 8,411,000 shares of Common Stock which are issuable, will be issued on the conversion of the Class B Preferred Stock and Warrants.

         Of the 7,212,000 shares of the Company's Common Stock that would be issuable to the holders of the Class C Preferred Stock, approximately 5,353,000 are issuable as a result of the conversion of the shares of Class C Preferred Stock including all shares of Class C Preferred Stock paid as a dividend, 417,000 are issuable as a result of the placement agent exercising its warrants and 1,442,000 are issuable as a result of the exercise of the Conversion Warrants. All of the 7,212,000 additional shares of Common Stock could become freely tradable without restriction under the Securities Act if all of the shares of Class C Preferred Stock are converted and the conversion Warrants related thereto are exercised on the last conversion date.

         The shares of Class C Preferred Stock will be converted into shares of Common Stock at a discount from the average of the lowest market trading price for the five days preceding conversion ("Conversion Price"). The Selling Stockholders may begin converting the shares of Class C Preferred Stock on September 25, 1997. If any shares of Class C Preferred Stock are converted on or after September 25, 1997, but prior to November 25, 1997, the discount from Market Price is 0.0%, if any shares of Class C Preferred Stock are converted on or after November 25, 1997 but prior to January 25, 1998, the discount from Market Price is 13%, if any shares of Class C Preferred Stock are converted on or after January 25, 1998, but prior to March 25, 1998, the discount from Market Price is 20%, if any shares of Class C Preferred Stock are converted on or after March 25, 1998, but prior to May 25, 1998, the discount from Market Price is 22.5%, if any shares of Class C Preferred Stock are converted on or after May 25, 1998 but prior to July 25, 1998, the discount from Market Price is 25%, if any shares of Class C Preferred Stock are converted on or after July 25, 1998, the discount from Market Price is 27%.

         At any date prior to March 24, 1998 the Conversion Price for any share of Class C Preferred Stock shall be the discount from Market Price set forth in the preceding paragraph. At any date after March 24, 1998, the Conversion Price shall be the lower of (i) the Conversion Price calculated in accordance with the paragraph set forth above or (ii) the average of the closing prices of the Common Stock for the thirty (30) trading days including and immediately preceding March 24, 1998 (such average being the "Conversion Cap").

         If after July 25, 1998, the market price of the Common Stock is below $3.9375 per share at the time(s) of conversion, the effective conversion price(s) of the Class C Preferred Stock issued will be lower than $2.88 per share (the market price less the applicable discount) resulting in the issuance of more Common Stock upon conversion of the Class C Preferred Stock.

         Of the 1,199,000 shares reserved for issuance pursuant to the Class B Preferred Stock, approximately 932,000 shares of Common Stock are issuable upon conversion of currently outstanding Class B Convertible Preferred Stock ("Class B Preferred Stock") and approximately 267,000 shares of Common Stock are issuable upon the exercise of the warrants related thereto.

         In the event of a dissolution or liquidation of the Company, the holders of the Class C Preferred Stock are entitled to a liquidation or preference of $1,000 plus accrued dividends. (See "Description of Securities). Upon the occurrence of certain specified events the holders of the Class C Preferred Stock may force a redemption of the Class C Preferred Stock. The Company may elect in its redemption notice to redeem the Preferred Stock either in cash or in Common Stock. For purposes of redemption, the value of the Common Stock shall be 73% of the average of the lowest market trading price for five consecutive days during the period beginning on the date of the redemption notice and ending on the redemption date. See DESCRIPTION OF SECURITIES.

         The Class B Preferred Stock has a mandatory conversion date of December 29, 1998 and the warrants related thereto have an expiration date as of December 28, 2000. If the market price of the Common Stock is below $3.61 per share at the time of conversion of the Class B Preferred Stock, the effective conversion price of the Class B Preferred Stock issued will be lower than the conversion cap of $3.06875, resulting in the issuance of more shares of Common Stock upon the conversion of the Class B Preferred Stock. The conversion price for the Class B Preferred Stock is the lower of (i) $3.06875, which was the average closing bid price for the Company's Common Stock for the five (5) trading days ending on December 8, 1995 and the closing price on December 5, 1995, the date the Company agreed to proceed with the offering of the Class B Preferred Stock, or (ii) 85% of the closing bid price for the Company's Common Stock for the five trading days immediately preceding the date of the conversion. The number of shares of Common Stock issued upon conversion of each share of Class B Preferred Stock is determined by (i) taking ten percent (10%) of One Thousand Dollars ($1,000) pro-rated on the basis of a 365 day year, by the number of days between December 29, 1995 and the date of conversion plus (ii) One Thousand Dollars ($1,000), (iii) divided by the conversion price.

         The Class B Preferred Stock has a liquidation preference over the Company's Common Stock. This liquidation preference is $1,000 per share of Class B Preferred Stock plus 10% per annum pro-rated through any liquidation date.

         During the years ended April 30, 1996 and 1997, 1,400 and 4,600 shares, respectively, of Class B Preferred Stock were converted at the election of the holder to common stock. In connection with these conversions, the Company issued 469,144 and 1,587,138, respectively, shares of common stock. As of September 25, 1997, 2,200 shares of Class B Convertible Preferred Stock with a liquidation preference of approximately $2,583,000 remain outstanding. If converted on September 30, 1997, these 2,200 shares would have been convertible into approximately 960,000 shares of Common Stock. If the warrants associated with the Class B Preferred Stock were also exercised on September 30, 1997, approximately 267,000 additional shares of Common Stock would have been issued.

         If all of the shares of Class B Preferred Stock were converted and the warrants associated therewith were exercised and if all of the shares of Class C Preferred Stock were converted and the Conversion Warrants exercised on September 30, 1997, the Company would have issued approximately 6,522,000 shares of Common Stock, of which amount approximately 1,227,000 shares of Common Stock would be attributable to the conversion of the Class B Preferred Stock and the exercise of the warrants applicable thereto and approximately 5,295,000 shares of Common Stock would be attributable to the conversion of the Class C Preferred Stock, the exercise of the placement agent warrants and the Conversion Warrants.

         During the past year, the Company's Common Stock has traded as low as $2.88 per share and as high as $7.19 per share. If all of the shares of the Class C Preferred Stock were converted and the warrants applicable thereto were exercised when the Company Stock was at its low and the maximum discount was in effect, then approximately 7,997,000 additional shares of Common Stock would be issued. If all of the shares of the Class C Preferred Stock were converted and the placement agent warrants applicable thereto and the Conversion Warrants were exercised when the Common Stock was at its high and the maximum discount was in effect, then approximately 3,203,000 additional shares would be issued. If all of the shares of the Class B Preferred Stock were converted and the warrants applicable thereto were exercised when the Company Stock was at its low then approximately 1,055,000 additional shares of Common Stock would be issued. It is assumed that the Warrants would not be exercised at the low since the exercise price exceeds the market price. If all of the shares of the Class B Preferred Stock were converted and the warrants applicable thereto exercised when the Common Stock was at its high then approximately 1,110,000 additional shares would be issued.

         In addition to the warrants set forth above, the Company has outstanding warrants to issue 130,100 shares of stock at prices ranging from $3.00 to $5.30. The warrants expire as follows: 30,000 warrants expire on or before April 30, 1998, 10,000 on December 31, 1999 and 90,100 on December 18, 2000. In connection with its search for a chief executive officer, the Company has committed to grant warrants for a maximum of 60,000 shares. Such grant is dependent on the success and the conclusion date of the search. The Company has granted options to purchase 4,544,750 shares of Common Stock pursuant to its stock option plans.

         STOCK PRICE FLUCTUATIONS AND LIMITED TRADING VOLUME. The Company's participation in the highly competitive biotechnology industry often results in significant volatility in the market price of the Company's Common Stock. Also, at times there is a limited trading volume in the Company's Common Stock. Announcements of technological innovations or new commercial products by the Company or its competitors, developments or disputes concerning patent or proprietary rights, publicity regarding actual or potential medical results relating to products under development by the Company or its competitors, regulatory developments in both the United States and foreign countries, public concern as to the safety of biotechnology products and economic and other external factors, as well as period-to-period fluctuations in financial results may have a significant impact on the market price of the Company's Common Stock. The volatility in the stock price and limited trading volume are significant risks investors should consider. As noted in the Section entitled SHARES ELIGIBLE FOR FUTURE SALE; DILUTION; CONTROL, the Company could issue in excess of 8,000,000 additional shares of Common Stock if the market price of the Common Stock is approximately $3.9375 per share and the Preferred Stock and the Warrants related thereto are converted and exercised on the last day they may be converted and exercised. If the price of the Common Stock declines and the holders of the Preferred Stock convert when the price is low, the Company will be required to issue a substantial amount of additional shares as both the Class B Convertible Preferred Stock ("Class B Preferred Stock") and the Class C Preferred Stock provide that the conversion of such shares of preferred stock into shares of the Company's Common Stock issued or issuable shall be at the lower of a conversion cap or a conversion price indexed to the market price of the Common Stock at the time of conversion. If the holders of the Preferred Stock converted and attempted to sell all or a significant portion of the shares of Common Stock in the open market this could cause a severe depression of the market price for a share of the Company's Common Stock.

         MAINTENANCE CRITERIA FOR NASDAQ SECURITIES. The National Association of Securities Dealers, Inc. ("the NASD"), which administers Nasdaq, recently made changes in the criteria for continued Nasdaq eligibility on the Nasdaq SmallCap Market. In order to continue to be included in Nasdaq, the Company must maintain $2 million in tangible net assets, public float of 500,000 shares with a $1,000,000 market value of its public float and $1 million in total capital and surplus. In addition, continued inclusion requires two market-makers, at least 300 holders of the Common Stock and a minimum bid price of $1 per share; provided, however, that if the Company falls below such minimum bid price, it will remain eligible for continued inclusion in Nasdaq if the market value of the public float is at least $1 million and the Company has $2 million in capital and surplus. The Company's failure to meet these maintenance criteria in the future may result in the discontinuance of the inclusion of its securities in Nasdaq. In such event, the Company would become subject to the "penny stock" rules and trading, if any, in the Company's Common Stock would then continue to be conducted in the non-Nasdaq over-the-counter market in what are commonly referred to as the electronic bulletin board and the "pink sheets." As a result, an investor may find it more difficult to dispose of or to obtain accurate quotations as to the market value of the securities.


         INTENSE COMPETITION. The biotechnology industry is intensely competitive and changing rapidly. Substantially all of the Company's existing competitors have greater financial resources, larger technical staff, and larger research budgets than the Company and greater experience in developing products and running clinical trials. Two of the Company's competitors, Idec Pharmaceuticals Corporation ("Idec") and Coulter Pharmaceuticals, Inc. ("Coulter"), each have a lymphoma antibody which, while indicated for a different stage of the disease, may compete with the Company's LYM-1 (Oncolym(TM)) product. The Company believes that both Idec and Coulter will be marketing their respective lymphoma products prior to the time the LYM-1 (Oncolym(TM)) product receives marketing approval. There can be no assurance that the Company will be able to compete successfully or that competition will not have a material adverse effect on the Company's business, financial position and results of operations. There can be no assurance that these competitors will not be able to raise substantial funds and to employ these funds and their other resources to develop products which compete with the Company's other product candidates.


         TECHNOLOGICAL UNCERTAINTY. The Company's future success will depend significantly upon its ability to develop and test workable products for which the Company will seek FDA approval to market to certain defined groups. A significant risk remains as to the technological performance and commercial success of the Company's technology and products. The products currently under development by the Company will require significant additional laboratory and clinical testing and investment over the foreseeable future. The significant research, development, and testing activities, together with the resulting increases in associated expenses, are expected to result in operating losses for the foreseeable future. Although the Company is optimistic that it will be able to successfully complete development of one or more of its products, there can be no assurance that (i) the Company's research and development activities will be successful; (ii) any proposed products will prove to be effective in clinical trials; (iii) the Company's product candidates will not cause harmful side effects during clinical trials; (iv) the Company's product candidates may take longer to progress through clinical trials than has been anticipated; (v) the Company's product candidates may prove impracticable to manufacture in commercial quantities at a reasonable cost and/or with acceptable quality; (vi) the Company will be able to obtain all necessary governmental clearances and approvals to market its products; (vii) the Company's product candidates will prove to be commercially viable or successfully marketed; or (viii) that the Company will ever achieve significant revenues or profitable operations. In addition, the Company may encounter unanticipated problems, including development, manufacturing, distribution and marketing difficulties. The failure to adequately address such difficulties could have a material adverse effect on the Company's business, financial position and results of operations.

         The results of initial preclinical and clinical testing of the products under development by the Company are not necessarily indicative of results that will be obtained from subsequent or more extensive preclinical studies and clinical testing. The Company's clinical data gathered to date with respect to its LYM-1 (Oncolym(TM)) antibody are primarily from a Phase II dose escalation trial which was designed to develop and refine the therapeutic protocol, to determine the maximum tolerated dose of total body radiation and to assess the safety and efficacy profile of treatment with a radiolabeled antibody. Further, the data from this Phase II dose escalation trial were compiled from testing conducted at a single site and with a relatively small number of patients. Substantial additional development and clinical testing and investment will be required prior to seeking any regulatory approval for commercialization of this potential product. There can be no assurance that clinical trials of the LYM-1 (Oncolym(TM)) or other product candidates under development will demonstrate the safety and efficacy of such products to the extent necessary to obtain regulatory approvals for the indications being studied, or at all. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. The failure to demonstrate adequately the safety and efficacy of LYM-1 (Oncolym(TM)) or any other therapeutic product under development could delay or prevent regulatory approval of the product and would have a material adverse effect on the Company's business, financial condition and results of operations.

         LIMITED CONTROL OF CLINICAL TRIALS. A Phase II/III clinical trial for the Company's LYM-1 (Oncolym(TM)) antibody is being conducted by Alpha. As a result of Alpha being in charge of the clinical trial, the Company has limited control over the LYM-1 (Oncolym(TM)) clinical trial. In August 1997, the Company commenced negotiations with Alpha to increase its participation in the LYM-1 (Oncolym(TM)) clinical trial. Discussions and negotiations between the Company and Alpha are continuing. While the Company is attempting to reach an agreement with Alpha which would allow the Company to increase its participation in the LYM-1 (Oncolym(TM)) clinical trial, no assurance can be given that the Company will be able to negotiate any modification to the existing agreement with Alpha on acceptable terms, or at all, or that the Company will have any increased participation or input in the progress of the clinical trial.

         UNCERTAINTIES ASSOCIATED WITH CLINICAL TRIALS. The Company has limited experience in conducting clinical trials, but it believes that the clinical trials will be costly. The rate of completion of the Company's clinical trials will be dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including the nature of the Company's clinical trial protocols, existence of competing protocols, size of the patient population, proximity of patients to clinical sites and eligibility criteria for the study. Delays in patient enrollment will result in increased costs and delays, which could have a material adverse effect on the Company. The Company cannot assure that patients enrolled in the Company's clinical trials will respond to the Company's product candidates. Setbacks are to be expected in conducting human clinical trials. Failure to comply with the United States Food and Drug Administration ("FDA") regulations applicable to such testing can result in delay, suspension or cancellation of such testing, and/or refusal by the FDA to accept the results of such testing. In addition, the FDA may suspend clinical trials at any time if it concludes that the subjects or patients participating in such trials are being exposed to unacceptable health risks. Further, there can be no assurance that human clinical testing will show any current or future product candidate to be safe and effective or that data derived therefrom will be suitable for submission to the FDA. Any suspension or delay of any of the clinical trials could have a material adverse effect on the Company's business, financial condition and results of operations.

         LENGTHY REGULATORY PROCESS; NO ASSURANCE OF REGULATORY APPROVALS. The testing, manufacturing, labeling, advertising, promotion, export and marketing, among other things, of the Company's proposed products are subject to extensive regulation by governmental authorities in the United States and other countries. In the United States, pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Service Act. At the present time, the Company believes that its products will be regulated by the FDA as biologics. Manufacturers of biologics may also be subject to state regulation.

         The steps required before a biologic may be approved for marketing in the United States generally include (i) preclinical laboratory tests and animal tests, (ii) the submission to the FDA of an Investigational New Drug application ("IND") for human clinical testing, which must become effective before human clinical trials may commence, (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the product, (iv) the submission to the FDA of a Product License Application ("PLA") or a Biologics License Application ("BLA"), (v) the submission to the FDA of an Establishment License Application ("ELA"), (vi) FDA review of the ELA and the PLA or BLA, and (vii) satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is made to assess compliance with CGMP. The testing and approval process requires substantial time, effort, and financial resources and there can be no assurance that any approval will be granted on a timely basis, if at all. There can be no assurance that Phase I, Phase II or Phase

III testing will be completed successfully within any specific time period, if at all, with respect to any of the Company's product candidates. Furthermore, the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

         The results of preclinical studies and clinical studies, together with detailed information on the manufacture and composition of a product candidate, are submitted to the FDA in the form of a PLA or BLA requesting approval to market the product candidate. Before approving a PLA or BLA, the FDA will inspect the facilities at which the product is manufactured, and will not approve the marketing of the product candidate unless CGMP compliance is satisfactory. The FDA may deny a PLA or BLA if applicable regulatory criteria are not satisfied, require additional testing or information, and/or require postmarketing testing and surveillance to monitor the safety or efficacy of a product. There can be no assurance that FDA approval of any PLA or BLA submitted by the Company will be granted on a timely basis or at all. Also, if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which it may be marketed.

         Both before and after approval is obtained, violations of regulatory requirements, including the preclinical and clinical testing process, the PLA or BLA review process, or thereafter (including after approval) may result in various adverse consequences, including the FDA's delay in approving or refusing to approve a product, withdrawal of an approved product from the market, and/or the imposition of criminal penalties against the manufacturer and/or license holder. For example, license holders are required to report certain adverse reactions to the FDA, and to comply with certain requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to CGMP regulations after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with CGMP. Accordingly, manufacturers must continue to expend time, monies and effort in the area of production and quality control to maintain CGMP compliance. In addition, discovery of problems may result in restrictions on a product, manufacturer, including withdrawal of the product from the market. Also, new government requirements may be established that could delay or prevent regulatory approval of the Company's product candidates.

         The Company will also be subject to a variety of foreign regulations governing clinical trials and sales of its products. Whether or not FDA approval has been obtained, approval of a product candidate by the comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. At least initially, the Company intends, to the extent possible, to rely on foreign licensees to obtain regulatory approval for marketing its products in foreign countries.

         SINGLE SOURCE OF RADIOLABELING SERVICES. The Company procures its radiolabeling services from Mills Biopharmaceuticals, Inc. The Company has negotiated contracts with two other radiolabeling companies and continues to negotiate with other companies to provide radiolabeling services for its antibodies and expects to have additional sources for radiolabeling its antibodies in late-1997. There can be no assurance that these additional suppliers will be able to qualify their facilities, label and supply antibody in a timely manner, if at all, or that governmental clearances will be provided in a timely manner, if at all, and that clinical trials will not be delayed or disrupted as a result. While the Company is developing additional suppliers of these services, it expects to rely on its current supplier for all or a significant portion of its requirements for the LYM-1 (Oncolym(TM)) antibody for the foreseeable future. Radiolabeled antibody cannot be stockpiled against future shortages due to the eight-day half-life of the I131 radioisotope. Accordingly, any change in the Company's existing or planned contractual relationships with, or interruption in supply from, its third-party suppliers could adversely affect the Company's ability to complete its ongoing clinical trials and to market the LYM-1 (Oncolym(TM)) antibody, if approved. Any such change or interruption would have a material adverse effect on the Company's business, financial condition and results of operations.

         HAZARDOUS AND RADIOACTIVE MATERIALS. The manufacturing and use of the Company's LYM-1 (Oncolym(TM)) requires the handling and disposal of I(131). The Company is relying on its current contract manufacturer, Mills Biopharmaceuticals, Inc ("MBI"), to radiolabel its LYM-1 Antibody with I(131) and to comply with various state and federal regulations regarding the handling and use of radioactive materials. Violation of these state and federal regulations by MBI or a clinical trial site could delay significantly completion of such trials. Violations of safety regulations could occur with this manufacturer, and, therefore, there is a risk of accidental contamination or injury. The Company could be held liable for any damages that result from such an accident, contamination or injury from the handling and disposal of these materials, as well as for unexpected remedial costs and penalties that may result from any violation of applicable regulations, which could result in a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company may incur substantial costs to comply with environmental regulations. In the event of any such noncompliance or accident, the supply of LYM-1 (Oncolym(TM)) for use in clinical trials or commercially could be interrupted, which could have a material adverse effect on the Company's business, financial condition and results of operations.

         DEPENDENCE ON THIRD PARTIES FOR COMMERCIALIZATION. The Company intends to sell its products in the United States and internationally in collaboration with marketing partners. The Company has a development and marketing agreement with Alpha for LYM-1 (Oncolym(TM)). At the present time, Alpha does not have a sales force to market LYM-1 (Oncolym(TM)). If and when the FDA approves LYM-1 (Oncolym(TM)), the marketing of LYM-1 (Oncolym(TM)) will be contingent upon Alpha recruiting, training and deploying a sales force. As noted in the paragraph entitled Limited Control of Clinical Trials, the Company has been negotiating with Alpha to increase its participation in the clinical trials. To date no agreement has been reached but the parties continue to discuss the situation. The Company does not possess the resources and experience necessary to market either LYM-1 (Oncolym(TM)) or its other product candidates. The Company has no arrangements for the distribution of its other product candidates, and there can be no assurance that the Company will be able to enter into any such arrangements in a timely manner or on commercially favorable terms, if at all. If the Company is successful in obtaining FDA approval for one of its other product candidates the Company's ability to market the product will be contingent upon it either licensing or entering into a marketing agreement with a large company or upon it recruiting, developing, training and deploying its own sales force. Development of an effective sales force requires significant financial resources and time. There can be no assurance that the Company or Alpha will be able to establish such a sales force in a timely or cost effective manner, if at all, or that such a sales force will be capable of generating demand for the Company's product candidates.

         UNCERTAINTY OF MARKET ACCEPTANCE. Even if the Company's products are approved for marketing by the FDA and other regulatory authorities, there can be no assurance that the Company's products will be commercially successful. If the Company's most advanced product, LYM-1 (Oncolym(TM)) is approved, it would represent a significant departure from currently approved methods of treatment for Non-Hodgkin's lymphoma. Accordingly, LYM-1 (Oncolym(TM)) may experience under-utilization by oncologists and hematologists who are unfamiliar with the application of LYM-1 (Oncolym(TM)) in the treatment of Non-Hodgkin's lymphoma. As with any new drug, doctors may be inclined to continue to treat patients with conventional therapies, in this case chemotherapy, rather than new alternative therapies. Market acceptance also could be affected by the availability of third party reimbursement. Failure of LYM-1 (Oncolym(TM) ) to achieve market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations.

         PATENTS AND PROPRIETARY RIGHTS. The Company's success will depend, in large part, on its ability to maintain a proprietary position in its products through patents, trade secret and orphan drug designation. The Company several United States patent(s), United States patent applications and numerous corresponding foreign patent applications, and has licenses to patents or patent applications owned by other entities. No assurance can be given, however, that the patent applications of the Company or the Company's licensors will be issued or that any issued patents will provide competitive advantages for the Company's products or will not be successfully challenged or circumvented by its competitors. The patent position worldwide of biotechnology companies in relation to proprietary products is highly uncertain and involves complex legal and factual questions. Moreover, there can be no assurance that any patents issued to the Company or the Company's licensors will not be infringed by others or will be enforceable against others. In addition, there can be no assurance that the patents, if issued, would not be held invalid or unenforceable by a court of competent jurisdiction. Enforcement of the Company's patents may require substantial financial and human resources. Moreover, the Company may have to participate in interference proceedings if declared by the United States Patent and Trademark Office to determine priority of inventions, which typically take several years to resolve and could result in substantial costs to the Company.

         A substantial number of patents have already been issued to other biotechnology and biopharmaceutical companies. Particularly in the monoclonal antibody field, competitors may have filed applications for or have been issued patents and may obtain additional patents and proprietary rights relating to products or processes competitive with or similar to those of the Company. To date, no consistent policy has emerged regarding the breadth of claims allowed in biopharmaceutical patents. There can be no assurance that patents do not exist in the United States or in foreign countries or that patents will not be issued that would have an adverse effect on the Company's ability to market any product which it develops. Accordingly, the Company expects that commercializing monoclonal antibody-based products may require licensing and/or cross-licensing of patents with other companies in this field. There can be no assurance that the licenses, which might be required for the Company's processes or products, would be available, if at all, on commercially acceptable terms. The ability to license any such patents and the likelihood of successfully contesting the scope or validity of such patents are uncertain and the costs associated therewith may be significant. If the Company is required to acquire rights to valid and enforceable patents but cannot do so at a reasonable cost, the Company's ability to manufacture its products would be materially adversely affected.

         The Company also relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

         PRODUCT LIABILITY. The manufacture and sale of human therapeutic products involve an inherent risk of product liability claims. The Company has only limited product liability insurance. There can be no assurance that the Company will be able to maintain existing insurance or obtain additional product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims brought against the Company in excess of its insurance coverage, if any, or a product recall could have a material adverse effect upon the Company's business, financial condition and results of operations.

         HEALTH CARE REFORM AND THIRD-PARTY REIMBURSEMENT. Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. Recent initiatives to reduce the federal deficit and to reform health care delivery are increasing cost-containment efforts. The Company anticipates that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls on pharmaceuticals and other fundamental changes to the health care delivery system. Any such proposed or actual changes could affect the Company's ultimate profitability. Legislative debate is expected to continue in the future, and market forces are expected to drive reductions of health care costs. The Company cannot predict what impact the adoption of any federal or state health care reform measures or future private sector reforms may have on its business.

         The Company's ability to successfully commercialize its product candidates will depend in part on the extent to which appropriate reimbursement codes and authorized cost reimbursement levels of such products and related treatment are obtained from governmental authorities, private health insurers and other organizations, such as health maintenance organizations ("HMOs"). The Health Care Financing Administration ("HCFA"), the agency responsible for administering the Medicare program, sets requirements for coverage and reimbursement under the program, pursuant to the Medicare law. In addition, each state Medicaid program has individual requirements that affect coverage and reimbursement decisions under state Medicaid programs for certain health care providers and recipients. Private insurance companies and state Medicaid programs are influenced, however, by the HCFA requirements.

         There can be no assurance that any of the Company's product candidates, once available, will be included within the then current Medicare coverage determination. In the absence of national Medicare coverage determination, local contractors that administer the Medicare program, within certain guidelines, can make their own coverage decisions. Favorable coverage determinations are made in those situations where a procedure falls within allowable Medicare benefits and a review concludes that the service is safe, effective and not experimental. Under HCFA coverage requirements, FDA approval for marketing will not necessarily lead to a favorable coverage decision. A determination will still need to be made as to whether the product is reasonable and necessary for the purpose used. In addition, HCFA has proposed adopting regulations that would add cost-effectiveness as a criterion in determining Medicare coverage. Changes in HCFA's coverage policy, including adoption of a cost-effective criterion could have a material adverse effect on the Company.

         Third-party payers are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs may all result in lower prices for the Company's product candidates than it expects. The cost containment measures that health care payers and providers are instituting and the effect of any health care reform could materially adversely affect the Company's ability to operate profitably.

         EARTHQUAKE RISKS. The Company's corporate and research facilities, where the majority of its research and development activities are conducted, are located near major earthquake faults which have experienced earthquakes in the past. The Company does not carry earthquake insurance on its facility due to its prohibitive cost and limited available coverages. In the event of a major earthquake or other disaster affecting the Company's facilities, the operations and operating results of the Company could be adversely affected.

         FORWARD LOOKING STATEMENTS. Based on current expectations, this prospectus and the Company's Annual Report on Form 10-K or Form 10-K/A Amendment No. 1 and its quarterly and periodic reports contain certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. In light of the important factors that can materially affect results, including those set forth above, the inclusion of forward-looking information should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. The Company may encounter competitive, technological, financial and business challenges making it more difficult than expected to continue to develop, market and manufacture its products; competitive conditions within the industry may change adversely; upon development of the Company's products, demand for the Company's products may weaken; the market may not accept the Company's products; the Company may be unable to retain existing key management personnel; the Company's forecasts may not accurately anticipate market demand; and there may be other material adverse changes in the Company's operations or business. Certain important factors affecting the forward looking statements made herein include, but are not limited to (i) accurately forecasting capital expenditures, and (ii) obtaining new sources of external financing prior to the expiration of existing support arrangements or capital. Assumptions relating to budgeting, marketing, product development and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause the Company to alter its capital expenditure or other budgets, which may in turn affect the Company's business, financial position and results of operations.

                                 USE OF PROCEEDS

         The only proceeds the Company will receive will be from the exercise of the Placement Agent Warrant. Any proceeds received by the Company from the exercise of Warrants will be used for general working capital purposes. The proceeds from the sale of each Selling Stockholders' Common Stock will belong to the Selling Stockholders. The Company will not receive any proceeds from such sales of the Common Stock.

                            DESCRIPTION OF SECURITIES

         This Prospectus relates to the offer and sale of 9,000,000 shares of Common Stock, par value $.001 per share ("Common Stock"), of Techniclone Corporation (the "Company" or "Techniclone"), which may be offered hereby from time to time by the selling stockholders named herein (the "Selling Stockholders") for their own benefit. The Selling Stockholders hold 12,000 shares of 5% Adjustable Convertible Class C Preferred Stock ("Preferred Stock") issued by the Company for an aggregate purchase price of $12,000,000 on April 25, 1997. The shares of Preferred Stock are convertible into shares of the Company's Common Stock. In connection with the sale of shares of Preferred Stock to the Selling Stockholders, the placement agent was issued warrants to purchase 1,200 shares of Preferred Stock for $1,200,000 ("Placement Agent Warrant"). If the placement agent exercises the warrants to purchase shares of Preferred Stock, such shares will be convertible into Common Stock and Warrants on the same terms as all other shares of Preferred Stock. The Certificate of Designation of the 5% Adjustable Convertible Class C Preferred Stock ("Certificate of Designation") provides that a 5% dividend will be paid on the original purchase price. The dividend is payable quarterly in shares of the Preferred Stock or at the option of the Company in cash. The shares of Preferred Stock paid as a dividend may be converted into shares of the Company's Common Stock on the same terms as the shares of the Preferred Stock.

         Pursuant to the terms and subject to the limitations and conditions set forth in the Certificate of Designation, a share of the Preferred Stock is convertible into shares of the Company's Common Stock (the "Conversion Shares") and stock warrants ("Conversion Warrants") to purchase, at 110% of the Conversion Price (as defined below) of the Conversion Shares, an amount of Common Stock equal to 25% of the number of Conversion Shares issued (the "Warrant Shares"). From time to time, each Selling Stockholder may convert all or a portion of such Selling Stockholder's shares of Preferred Stock into Conversion Warrants and shares of Common Stock of the Company.

         The shares of Preferred Stock will be converted into shares of Common Stock at a discount from the average of the lowest market trading price for the five days preceding conversion. The Selling Stockholders may begin converting the shares of Preferred Stock on September 25, 1997. If any shares of Preferred Stock are converted on or after September 25, 1997 but prior to November 25, 1997, the discount from Market Price is 0.0%, if any shares of Preferred Stock are converted on or after November 25, 1997 but prior to January 25, 1998, the discount from market price is 13%, if any shares of Preferred Stock are converted on or after January 25, 1998 but prior to March 25, 1998, the discount from market price is 20%, if any shares of Preferred Stock are converted on or after March 25, 1998 but prior to May 25, 1998, the discount from Market Price is 22.5%, if any shares of Preferred Stock are converted on or after May 25, 1998 but prior to July 25, 1998, the discount from market price is 25%, if any shares of Preferred Stock are converted on or after July 25, 1998, the discount from market price is 27%.

         At any date prior to March 24, 1998, the Conversion Price for any share of Preferred Stock shall be the discount from market price set forth in the preceding paragraph. At any date after March 24, 1998, the Conversion Price shall be the lower of (i) the Conversion Price calculated in accordance with the paragraph set forth above or (ii) the average of the closing prices of the Common Stock for the thirty (30) trading days including and immediately preceding March 24, 1998 (such average being the "Conversion Cap").

         All of the Conversion Shares and Warrant Shares issued or which issuable by the Company are Registrable Shares.

         The holders of the Class C Preferred Stock do not have voting rights except as provided by Delaware law.

         Pursuant to a Registration Rights Agreement among the Selling Stockholders and the Company, the Company agreed to file a registration statement with the Commission to register the Conversion Shares and the Warrant Shares for resale by the Selling Stockholders, and to keep the registration statement effective until such date as is the earlier of (i) the date on which all of the Registrable Securities have been sold (and no further Registrable Securities may be issued in the future) and (ii) the date on which all the Registrable Securities

(including any Registrable Securities issuable in the future) may be immediately sold to the public without registration pursuant to Rule 144(k) under the Securities Act. The Registration Statement of which this Prospectus is a part was filed with the Commission pursuant to the Registration Rights Agreement.

         Subject to the limitation that any holder of Class C Preferred Stock shall not own more than 4.9% of the outstanding shares of the Company's Common Stock, the Class C Preferred Stock must be converted on or before April 24, 2002, or if at any time after April 25, 1998, the Company irrevocably gives notice to the holders of the Class C Preferred Stock by first class mail at least twenty (20) but not more than thirty (30) days in advance of the conversion date and the Company meets the following conditions: the Company has reserved for issuance to the holders of shares of Class C Preferred Stock 150% of the number of shares of Common Stock issuable upon conversion of the Class C Preferred Stock and the exercise of the Warrants whether outstanding or issuable upon conversion thereof; such issuable shares of Common Stock are registered for resale by the holders under the Act and there is a prospectus meeting the requirements; the shares of Common Stock are eligible to be traded on the Nasdaq SmallCap Market or the Nasdaq National Market, the New York Stock Exchange or the American Stock Exchange; and the Common Stock is registered under the
Section 12(g) of the Securities Exchange Act of 1934.

         The Conversion Price upon the required conversion shall be the lower of the Conversion Cap (if applicable) or 73% of the average of the low trading price for the five trading (5) days immediately preceding the required conversion date.

         In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the 5% Preferred shall be entitled to receive, prior and in preference to any distribution of any assets of the Corporation to the holders of the Common Stock or any other class or series of shares except any class or series which is entitled to priority as to liquidation payments over the 5% Preferred, the amount of $1,000 per share plus any accrued but unpaid dividends, whether or not declared (the "Liquidation Preference").

         The holders of the Class C Preferred Stock may force a redemption of the shares of the Class C Preferred Stock if (i) the Common Stock is suspended from trading on any of, or is not listed or designated for quotation (and authorized) for trading on at least one of, the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, or the Nasdaq SmallCap Market for an aggregate of ten (10) trading days in any nine (9) month period,
(ii) the registration statement required to be filed by the Corporation pursuant to the Registration Rights Agreement (the "Registration Rights Agreement"), has not been declared effective by October 23, 1997, any such registration statement, after being declared effective, cannot be utilized by the holders of the Class C Preferred Stock for the resale of all of their Registrable Securities (as defined in the Registration Rights Agreement) for an aggregate of more than thirty (30) days in any twelve (12) month period, (iii) the Company fails, and any such failure continues uncured for five (5) business days after the Company has been notified thereof in writing by the holder, to remove any restrictive legend on any certificate or any shares of Common Stock issued to the holders of Class C Preferred Stock upon conversion of the Class C Preferred Stock or any certificate or any shares of Common Stock issued to the holders of the Conversion Warrants upon exercise of the Conversion Warrants as and when required by the terms of the Conversion Warrants, (iv) the Company fails to issue shares of Common Stock to any holder of Class C Preferred Stock upon conversion in accordance with the terms of the Class C Preferred Stock or to any holders of Conversion Warrants, including by way of public announcement, at any time, of its intention not to issue shares of Common Stock to any holder of Class C Preferred Stock upon conversion in accordance with the terms of the Class C Preferred Stock or to any holder of Conversion Warrants upon exercise of such Conversion Warrants, (v) on or before September 25, 1998, Mr. Lon H. Stone shall cease to be an officer of director of the Company, or (vi) 50% or more of the Common Stock is directly or indirectly owned or controlled by a single individual or entity of their affiliates.

         Upon the occurrence of any of the above redemption events ("Redemption Event"), the Company shall promptly provide each holder of shares of Class C Preferred Stock with written notice ("Redemption Notice") of the occurrence of such Redemption Event, which notice shall contain the Company's irrevocable election as to whether it will exercise its right to issue Common Stock in lieu of any cash redemption.

         If a Redemption Event occurs and the Company elects to redeem the shares of Class C Preferred Stock by issuing shares of the Company's Common Stock, then the Conversion Price for the calculation of the issuance of shares of the redemption shall be the lower of the Conversion Cap, if then in effect, or 73% of the average of the lowest market trading price for five consecutive days during the period beginning on the date of the Redemption Notice and ending on the date of redemption.

                              SELLING STOCKHOLDERS

         The following table sets forth (i) the name of each person or entity who holds shares of the Company's Class C Preferred Stock acquired pursuant to the 5% Preferred Stock Investment Agreement and (ii) the number shares of Common Stock each Holder's Class C Preferred Stock is convertible into and being registered hereby. Because the Selling Stockholders may offer all, some or none of the Shares, no definitive estimate as to the number of Shares that will be held by the Selling Stockholders after the offering can be provided and the table below has been prepared on the assumption that all of the shares held by such Selling Stockholders being registered hereby will be sold, that such Class C Preferred Stockholders will acquire no additional shares of Common Stock prior to the completion of this offering, and therefore upon completion of this offering the Class C Preferred Stockholders will beneficially own no shares of Common Stock of the Company. None of the Selling Stockholders has any material relationship with the Company or any of its affiliates within the last three years other than as a result of such Selling Stockholder's ownership of the Company's securities.

         No Selling Stockholder may convert the Class C Preferred Stock to the extent that, if converted into Common Stock, the Class C holder would beneficially own in excess of 4.9% of the outstanding shares of the Company's Common Stock.


                                    Owned Before Offering        Shares offered   Owned After Offering
                                  -------------------------     pursuant to this  --------------------
Selling Stockholder                 Shares          Percent       Prospectus(1)   Shares(2)   Percent
-------------------               ---------         -------     ----------------  ---------   -------

Laredo Capital Partners             136,364            *              136,364        0           0
Pelain Partners                      68,182            *               68,182        0           0
Capital Ventures International    1,022,727           3.6           1,022,727        0           0
CC Investments, LDC               3,409,090          11.1           3,409,090        0           0
Arbco Associates, L.P.              340,909           1.2             340,909        0           0
Kayne Anderson
  Non-Traditional
  Investments, L.P.                 681,818           2.4             681,818        0           0

Offense Group, L.P.                 681,818           2.4             681,818        0           0
Fortune Fund LTD Section III      1,363,636           4.8           1,363,636        0           0


Linda Cappello                      436,364           1.6             436,364        0           0
Gerard Cappello                     313,637           1.2             313,637        0           0
Proprietary Convertible
Investment Group, Inc.              340,909           1.1             340,909        0           0
Lawrence K. Fleischman              204,546            *              204,546        0           0
                                  ---------                         ---------
Total                             9,000,000                         9,000,000
                                  =========                         =========

-------------

(1) Approximately 150% of the estimated number of shares of Common Stock issued upon the conversion of the Preferred Stock which would be held by such Selling Stockholder as of July 26, 1998, if all Warrants were exercised. The Preferred Stock is convertible into Common Stock at conversion prices that will vary. The Conversion Warrants issued on conversion give rise to a right to purchase additional shares of Common Stock at 110% of the effective conversion price. See "Description of Securities". As a result, in order to provide for adjustments in the conversion price the number of shares offered pursuant to the Prospectus in the table above have been adjusted upward by approximately 50% from the number of shares that would apply if all of the shares of Preferred Stock were converted into shares of Common Stock, and the Warrant Shares and the additional purchase rights associated with such conversion were fully exercised as of July 26, 1998, with the price of the stock at $3.9375. The amounts listed above therefore include shares issuable upon (i) conversion of Class C Preferred Stock, (ii) exercise of the Placement Agent Warrant, and (iii) purchase of the Warrant Shares. For the purposes of computing the beneficial ownership of, and number of shares registered for sale by the holders of, the Class C Preferred Stock, each share of Class C Preferred Stock is assumed to have earned dividends for five (5) quarters and to be convertible at $2.88 per Share (73% of the Market Price). Pursuant to the Registration Rights Agreement between the Company and the Selling Stockholders the Company is required to register and keep registered at all times 135% of the number of shares of Common Stock into which the Class C Preferred Stock may be converted. Since the Company could incur severe penalties for failing to keep 135% of the Conversion Shares, the Company has elected to register 150% of the number of shares of Common Stock into which the Class C Preferred Stock would be convertible on July 26, 1998, if the price of the Common Stock is at $3.9375 per share.

(2) Assumes that the Selling Stockholder disposes of all of the Common Stock covered by this Prospectus and does not acquire any additional Common Stock.

 *   Less than 1%.

                              PLAN OF DISTRIBUTION

         All or a portion of the Common Stock offered by this Prospectus may be offered for sale from time to time on the Nasdaq SmallCap Market or on one or more exchanges, or otherwise at prices and terms then obtainable, or in negotiated transactions. The distribution of these securities may be effected in one or more transactions that may take place on the over-the-counter market, including, among others, ordinary brokerage transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders.

         The Company will not receive any part of the proceeds from the sale of Common Stock. The Selling Stockholders and intermediaries through whom such securities are sold may be deemed "underwriters" within the meaning of the Securities Act, in which event commissions received by such intermediary may be deemed to be underwriting commissions under the Securities Act.

         All expenses of the registration of securities covered by this Prospectus are to be borne by the Company. The Selling Stockholders will pay any applicable underwriters' commissions and expenses, brokerage fees or transfer taxes.

         Any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

                                  LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Stradling, Yocca, Carlson & Rauth, a Professional Corporation, Newport Beach, California.

                                     EXPERTS

         The consolidated financial statements and related consolidated financial statement schedule, incorporated in this prospectus by reference from Techniclone Corporation's Annual Report on Form 10-K, as amended, for the year ended April 30, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Bylaws provide that the Company will indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence by indemnified parties, and permits the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification. The Company has liability insurance for its officers and directors.

         In addition, the Company's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as a director to the Company and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

         Provisions of the Company's Bylaws require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from actions not taken in good faith or in a manner the indemnitee believed to be opposed to the best interests of the Company) to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' insurance if available on reasonable terms. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable. The Company believes that its Certificate of Incorporation and Bylaw provisions are necessary to attract and retain qualified persons as directors and officers.

         The Company has in place a directors' and officers' liability insurance policy that, subject to the terms and conditions of the policy, insures the directors and officers of the Company against loses arising from any wrongful act (as defined by the policy) in his or her capacity as a director of officer. The policy reimburses the Company for amounts which the Company lawfully indemnifies or is required or permitted by law to indemnify its directors and officers.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------


                                9,000,000 Shares

                             TECHNICLONE CORPORATION

                                  Common Stock

                                   ----------
                                   PROSPECTUS
                                   ----------


                                October 14, 1997


-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                                     PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the costs and expenses, other than broker-dealer discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission and the Nasdaq Additional Listing Fee. All of the expenses below will be paid by the Company.

Securities and Exchange Commission fee  .....................    $  10,739
Accounting fees and expenses ................................    $  25,000
Legal fees and expenses .....................................    $  20,000
Printing and Engraving Expenses..............................    $   4,000
Transfer Agent and Registrar Fees............................    $   2,000
Miscellaneous................................................    $   5,000
                                                                 ---------
      Total  ................................................    $  66,739*
                                                                 =========
----------
* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         (a) As permitted by the Delaware General Corporation Law, the Certificate of Incorporation of the Company eliminates the liability of directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a directors, except to the extent otherwise required by the Delaware General Corporation Law.

         (b) The Certificate of Incorporation provides that the Company will indemnify each person who was or is made a party to any proceeding by reason of the fact that such person is or was a director or officer of the Company against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith to the fullest extent authorized by the Delaware General Corporation Law. The Company's Bylaws provide for a similar indemnity to directors and officers of the Company to the fullest extent authorized by the Delaware General Corporation Law.

         (c) The Company's Bylaws also gives the Company the ability to enter into indemnification agreements with each of its directors and officers.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16.  EXHIBITS.

 5     Opinion of Stradling, Yocca, Carlson & Rauth, a Professional Corporation.

23.1 Consent of Stradling, Yocca, Carlson & Rauth, a Professional Corporation (included in Exhibit 5).

23.2   Consent of Deloitte & Touche LLP.


24 Power of Attorney (included on the signature page to the Registration Statement).



99.1   Consent of Director Nominee.

ITEM 17.  UNDERTAKINGS.

(a)      The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price present no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to deliver, or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the Anaheim, State of California, on the 12th day of October, 1997.


                                  TECHNICLONE CORPORATION

                                  By: /s/ LON H. STONE
                                      ------------------------------------------
                                      Lon H. Stone, Chairman of the Board, Chief
                                      Executive Officer and President

                                POWER OF ATTORNEY

         Each of the undersigned directors and officers of Techniclone Corporation does hereby constitute and appoint Lon H. Stone and William V. Moding, and each of them separately, the true and lawful attorney-in-fact and agent, each with full power of substitution and delegation, for and in the undersigned's name, place and state, in any and all capacities, to do any and all acts and things in the undersigned's name and behalf in his capacity as a director and/or officer and to execute any and all instruments for us and in our names in the capacity indicated below, which said attorney and agent, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with the Registration Statement to which the power of attorney is attached, including specifically, but without limitation, power and authority to sign for the undersigned and in the capacity indicated below, any and all amendments (including post-effective amendments) hereto or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and the undersigned does hereby ratify and confirm all that the said attorney and agent, or either of them, shall do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



Signature                     Title                                                  Date
---------                     -----                                                  ----
/s/ LON H. STONE              Chairman of the Board, Chief Executive Officer,        October 12, 1997
----------------------------  President and Director (Principal Executive Officer)
Lon H. Stone

/s/ WILLIAM V. MODING         Chief Financial Officer, Secretary and Director        October 12, 1997
----------------------------  (Principal Financial and Principal Accounting Officer)
William V. Moding

/s/ R.C. SHEPARD              Assistant Secretary and Director                       October 12, 1997
----------------------------
R.C. Shepard

/s/ CLIVE R. TAYLOR           Director                                               October 12, 1997
----------------------------
Clive R. Taylor, M.D. Ph.D.

                              Director                                               October __, 1997
----------------------------
Edward Joseph Legere, II

                              Director                                               October __, 1997
----------------------------
Carmelo J. Santoro

                                  EXHIBIT INDEX


Exhibit                                                             Sequential
Number    Description                                               Page Number
-------   -----------                                               -----------
 5        Opinion of Stradling, Yocca, Carlson & Rauth,                 28
          a Professional Corporation.

23.1      Consent of Stradling, Yocca, Carlson & Rauth,                 --
          a Professional Corporation (included in Exhibit 5).

23.2      Consent of Deloitte & Touche LLP.                             29

24        Power of Attorney (included on the signature page to the      --
          Registration Statement -- see pages II-4 and II-5).

99.1      Consent of Director Nominee                                   30



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